Universal Biosensors, Inc.
103 Ricketts Road,
Mt Waverley, 3149, Victoria
Australia
Telephone: +61 3 8542 9000
June 12, 2007
Brian Cascio
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Universal Biosensors, Inc.
Registration Statement on Form 10
Filed April 30, 2007
Amendment No. 1 to Registration Statement on Form 10
Filed May 14, 2007
File No. 000-52607
Dear Mr. Cascio:
     We are in receipt of your letter dated My 22, 2007 providing comments on the referenced filing for Universal Biosensors, Inc. (the “Company”).
     We are concurrently filing via EDGAR Amendment No. 2 to Registration Statement on Form 10 (“Amendment No. 2”), and for the convenience of the staff of the Securities and Exchange Commission (the “Staff”), we are providing by overnight delivery copies of this letter and marked copies of Amendment No. 2. Amendment No. 2 as filed via EDGAR is marked as specified in Item 310 of Regulation S-T.
     In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s responses. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 2, as applicable.
     1. Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon the expiration of this 60-day time period, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review you filing until all of our comments have been addressed.

Brian Cascio
June 12, 2007

     The Company recognizes that it will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934 when the Form 10 goes effective by lapse of 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.
     2. Please expand to describe how you determined the assumptions used in the Black-Scholes option pricing model to calculate stock-based compensation under SFAS 123-R. Please also describe the nature and extent of subjective judgments and estimates underlying those assumptions.
     As requested by the Staff, the Company has expanded on page 38 how the assumptions used in Black-Scholes option pricing model to calculate stock-based compensation under SFAS 123-R were determined.
     In addition, as requested by the Staff, the Company has revised the disclosure on page 38 to describe the nature and extent of subjective judgment and estimates underlying those assumptions.
     3. As a related matter, we see that volatility increased from 55% at December 31, 2006 to 74% at March 31, 2007. Please discuss the change in estimates that resulted in the change in the volatility assumption.
     As requested by the Staff, the Company has revised the disclosure on page 38 to discuss the change in estimates that resulted in the change in the volatility assumption.
     4. Please revise to discuss the basis for recording revenue during each period under the Development and Research Agreement. For example, disclose whether you reached certain milestones or otherwise how the revenue was earned during the periods presented. This should also be included in your accounting policies in the financial statements.
     As requested by the Staff, the Company has revised the disclosure on page 39.
     In addition, as requested by the Staff, the financial statements have been revised on pages F-11 and F-38.

Brian Cascio
June 12, 2007

     5. Please revise to disclose more specific details of your viable plan of operations, including your plans to fully develop your products and services. In addition, quantify expected funding needs and indicate the expected sources of this funding.
     As requested by the Staff, the Company has revised the disclosure on page 42 to provide more specific details of the viable plan of operations, including plans to fully develop the Company’s products and services.
     6. Please revise to label your financial statements as “consolidated.”
     As requested by the Staff, the Company has revised the financial statements throughout to label the financial statements as “consolidated.”
     7. Please revise to include the selected quarterly financial data required by Item 302 of Regulation S-K.
     We advise the Staff that, because we are not a reporting issuer, we do not believe we are subject to the requirements of Item 302 of Regulation S-K.
     8. Please parenthetically disclose the amounts of Government grants netted against research and development expense for each period presented. This should also be disclosed in Note (3) on page F-9.
     As requested by the Staff, the Company has revised the financial statements on pages F-4 and F-9
     9. We see you have a separate line item entitled “Fair value of stock options issued to employees related to research and development and general and administrative.” Consistent with the guidance in SAB Topic 14-F, please revise to present the expenses related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees. As indicated in that guidance, you may also present the information in the footnotes to the financial statements or within MD&A. Please also apply this guidance to the presentation on pages 35 and F-33.
     As requested by the Staff, the Company has revised the disclosure on page 35 and the financial statements on pages F-4 and F-33.

Brian Cascio
June 12, 2007

     10. You should not present a financial statement for a fiscal period in excess of twelve months. As such, it appears that you should remove the presentation of the period from inception (September 14, 2001) to December 31, 2003 and replace it with a rollforward including the period from inception through December 31, 2001, to December 31, 2002 and to December 31, 2003. Please also apply this guidance to the presentation on page F-34.
     As requested by the Staff, the Company has removed the presentation of the period from inception to December 31, 2003 and has replaced it with a rollforward including the period from inception through December 31, 2002 on pages F-5 and F-34. The Company’s first set of audited financial statements was from the period from inception to December 31, 2002 hence a rollforward balance from inception through December 31, 2001 has not been undertaken.
     11. Regarding your research and development revenue generated from your agreement with LifeScan, please respond to the following comments:
•	Please disclose the significant terms of the agreement.

•	Please disclose how you are accounting for revenue under the agreement and indicate the basis for this treatment. Cite the accounting literature which you relied in determining the classification, timing and measurement of consideration or obligations under the agreements.

•	Discuss whether there are specific milestones that must be met each year in order to recognize revenue.

•	Discuss whether you received any upfront payments from LifeScan and, if so, how you are accounting for those payments.

•	Clarify whether there are any significant contingencies or repayment obligations related to the research and development agreement with LifeScan.
     As requested by the Staff, the Company has revised the disclosure on page F-11.
     12. Please revise to disclose how the functional currency change from US dollars to Australian dollars impacted your financial statements.

Brian Cascio
June 12, 2007

     As requested by the Staff, the Company has revised the disclosure on page F-11 to disclose how the functional currency change from US dollars to Australian dollars impacted the Company’s financial statements.
     13. Please revise to disclose the estimated fair value of your stock at the date of grant used to value the options and indicate how this fair value was determined.
     As requested by the Staff, the Company revised the disclosure on page F-20 to indicate how the fair value was determined. The Company respectfully submits that the estimate value of the stock at the date of grant is already disclosed on page F-20.
     14. Please disclose the nature of the capital work in process and indicate the accounting treatment for these amounts.
     As requested by the Staff, the Company has revised the disclosure on page F-23 to disclose the nature of the capital work in process and to indicate the accounting treatment for these amounts.
     In connection with responding to the Staff’s comments in the May 22, 2007 letter, the Company acknowledges and agrees that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to Monica Grande in the envelope provided.

Brian Cascio
June 12, 2007

     We believe that the foregoing adequately responds to your correspondence and questions. Please direct your questions or comments to Beth Hughes (703/760-1649). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to Monica Grande’s attention at 730/821-8949.

Very truly yours,

/s/ Mark Morrisson

Mark Morrisson
Chief Executive Officer and Executive Director
Universal Biosensors, Inc.